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                                                                    EXHIBIT 99-3

                   [THE WILLIAMS COMPANIES, INC. LETTERHEAD]


                                                                   July 25, 1995


To Holders of the $2.21
  Cumulative Preferred Stock:


     The Williams Companies, Inc., a Delaware corporation, (the "Company"), is proposing an exchange offer for up to $90,752,500 aggregate principal amount of its 9.60% Quarterly Income Capital Securities (the "QUICS(SM")) (Subordinated Debentures, Due 2025) (Providing for a Late Payment Penalty to be Paid by the Company in the Event of a Late Payment Period) for any and all shares of its $2.21 Cumulative Preferred Stock, $1.00 par value (the "Preferred Stock"), validly tendered and not withdrawn pursuant to the Exchange Offer.



     The principal purpose of the Exchange Offer, which is explained in detail in the enclosed Prospectus and Letter of Transmittal, is to improve the Company's after-tax cash flow by replacing shares of the Preferred Stock with the QUICS. The potential cash flow benefit to the Company arises because interest payable on the QUICS will be deductible by the Company for federal income tax purposes, while dividends payable on the shares of the Preferred Stock are not deductible. If you want to tender your shares and to participate in the Offer, the instructions for tendering are also set forth in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Exchange Offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder whether to tender or to refrain from tendering in the Offer.


                                          Very truly yours,

                                          Keith E. Bailey
                                          Chairman, President and
                                          Chief Executive Officer
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(SM) Lehman Brothers has applied for a service mark for QUICS.